Map V Acquisition, Inc.
43 West 33rd Street, Suite 600
New York, NY 1001

April 23, 2008

VIA EDGAR AND FACSIMILE (202) 772-9202

Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ethan Horowitz

Re:	Map V Acquisitions, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed April 15, 2008
File No. 000-52524

Dear Mr. Horowitz:

This letter sets forth our responses to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 15, 2008 ("Comments Letter") concerning the Company’s current report on Form 8-K/A (File No. 000-52524) filed with the Commission on April 15, 2008 (the “Filing”).

Form 8-K filed April 15. 2008

1.      In accordance with Item 304(a)(1)(ii) of Regulation S-B, please amend your filing to disclose the type of report issued by your former independent accountant on the two most recent fiscal years’ financial statements.

Response:

We have amended our filing to disclose the type of report issued by UHY on the two most recent fiscal years’ financial statements pursuant to Item 304(a)(1)(ii) of Regulation S-B.

2.  In accordance with Item 304(a)(1)(iv) of Regulation S-B, please amend your filing to disclose whether there were any disagreements with your former independent accountant during the two most recent fiscal years and any subsequent interim period.

Response:

We have amended our filing to disclose that there have been no disagreements with our former independent accountant during the two most recent fiscal years and any subsequent interim period.

3.  Please file a letter from your former independent accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with the disclosures in your amended Form 8-K filing.

Response:

We have filed the requested letter from our former independent accountant per your request, indicating they have no disagreement with our amended filing.

Moreover, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further questions concerning this matter, please do not hesitate to contact the undersigned at (212) 695-7850.

Sincerely,

By:	/s/ Steven Moskowitz
Steven Moskowitz
President